# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### June 13, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Aspen Aerogels, Inc.

### File No. 333-195523 – CF 31022

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Aspen Aerogels, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on April 28, 2014.

Based on representations by Aspen Aerogels, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.17        through April 25, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kevin M. O'Neill
Deputy Secretary